Pricing supplement no. 1111
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-VIII dated December 14, 2007*

Registration Statement No. 333-130051
Dated March 26, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $100,000 Buffered Return Enhanced Notes Linked to the Russell 2000® Index due September 30, 2009

General

- The notes are designed for investors who seek a return of twice the appreciation of the Russell 2000® Index up to a maximum total return on the notes of 22.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 30, 2009[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on March 26, 2008 and are expected to settle on or about March 28, 2008.

Key Terms

Index: The Russell 2000® Index ("RTY") (the "Index")

Upside Leverage Factor: 2

Payment at Maturity: If the Russell 2000 Closing Level is greater than the Russell 2000 Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Russell 2000 Return multiplied by 2, subject to a Maximum Total Return on the notes of 22.00%. For example, if the Russell 2000 Return is equal to or more than 11.00%, you will receive the Maximum Total Return on the notes of 22.00%, which entitles you to a maximum payment at maturity of $1,220 for every $1,000 principal amount note that you hold. Accordingly, if the Russell 2000 Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Russell 2000 Return} \times 2)]$$

Your principal is protected against up to a 10% decline of the Index at maturity. If the Russell 2000 Closing Level declines from the Russell 2000 Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Russell 2000 Closing Level declines from the Russell 2000 Starting Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Russell 2000 Return} + 10\%)]$$

If the Russell 2000 Closing Level declines from the Russell 2000 Starting Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.

Buffer Amount: 10%, which results in a minimum payment of $100 per $1,000 principal amount note.

Russell 2000 Return: $\dfrac{\text{Russell 2000 Closing Level} - \text{Russell 2000 Starting Level}}{\text{Russell 2000 Starting Level}}$

Russell 2000 Starting Level: The Index closing level on the pricing date, which was 702.11.

Russell 2000 Closing Level: The Index closing level on the Observation Date.

Observation Date: September 25, 2009[†]

Maturity Date: September 30, 2009[†]

CUSIP: 48123MZU9

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VIII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 39-VIII and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$32.10	$967.90
Total	$100,000	$3,210	$96,790

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $32.10 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-77 of the accompanying product supplement no. 39-VIII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VIII dated December 14, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 12, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-VIII dated December 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005404/e29549_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement , the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Russell 2000 Return by 2, up to the Maximum Total Return on the notes of 22.00%, or $1,220 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Russell 2000 Closing Level, as compared to the Russell 2000 Starting Level, of up to 10%. If the Russell 2000 Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See "The Russell 2000® Index" in the accompanying product supplement no. 39-VIII.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-VIII. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-VIII dated December 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Russell 2000 Return is positive or negative. Your investment will be exposed to any decline in the Russell 2000 Closing Level, as compared to the Russell 2000 Starting Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Russell 2000 Closing Level is greater than the Russell 2000 Starting Level, for each $1,000 principal amount note, you will receive at

maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 22.00%, regardless of the appreciation in the Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - the dividend rate on the common stocks underlying the Index;
    - interest and yield rates in the market generally as well as in the markets of the component securities composing the Index;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Russell 2000 Starting Level of 700 and reflect the Maximum Total Return on the notes of 22.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Russell 2000 Closing Level	Russell 2000 Return	Total Return
980.00	40.00%	22.00%
910.00	30.00%	22.00%
840.00	20.00%	22.00%
777.00	11.00%	22.00%
770.00	10.00%	20.00%
752.50	7.50%	15.00%
735.00	5.00%	10.00%
717.50	2.50%	5.00%
707.00	1.00%	2.00%
700.00	0.00%	0.00%
665.00	-5.00%	0.00%
630.00	-10.00%	0.00%
560.00	-20.00%	-10.00%
490.00	-30.00%	-20.00%
420.00	-40.00%	-30.00%
350.00	-50.00%	-40.00%
280.00	-60.00%	-50.00%
210.00	-70.00%	-60.00%
140.00	-80.00%	-70.00%
70.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Russell 2000 Starting Level of 700 to a Russell 2000 Closing Level of 735. Because the Russell 2000 Closing Level of 735 is greater than the Russell 2000 Starting Level of 700 and the Russell 2000 Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 22%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index decreases from the Russell 2000 Starting Level of 700 to a Russell 2000 Closing Level of 665. Because the Russell 2000 Closing Level of 665 is less than the Russell 2000 Starting Level of 700 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Russell 2000 Starting Level of 700 to a Russell 2000 Closing Level of 840. Because the Russell 2000 Closing Level of 840 is greater than the Russell 2000 Starting Level of 700 and the Russell 2000 Return of 20% multiplied by 2 exceeds the Maximum Total Return of 22%, the investor receives a payment at maturity of $1,220 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Russell 2000 Starting Level of 700 to a Russell 2000 Closing Level of 560. Because the Russell 2000 Closing Level of 560 is less than the Russell 2000 Starting Level of 700 by more than the Buffer Amount of 10% and the Russell 2000 Return is negative 20%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%)] = \$900$$

Example 5: The level of the Index decreases from the Russell 2000 Starting Level of 700 to a Russell 2000 Closing Level of 0. Because the Russell 2000 Closing Level of 0 is less than the Russell 2000 Starting Level of 700 by more than the Buffer Amount of 10% and the Russell 2000 Return is negative 100%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly Index closing level from January 3, 2003 through March 20, 2008 (as the U.S. equity markets were closed on March 21, 2008, the Index closing level was not available on March 21, 2008). The Index closing level on March 26, 2008 was 702.11. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

